UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment No.___ )(1)


                        EL CAPITAN PRECIOUS METALS, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   282812 10 6
                                 --------------
                                 (CUSIP Number)

                                 Wayne W. Mills
                              1615 Northridge Drive
                                Medina, MN 55391

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                February 3, 2005
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 pages)

SCHEDULE 13D                       Page 2 of  5            CUSIP No. 282812 10 6

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       1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Wayne W. Mills
--------------------------------------------------------------------------------
       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  ( )
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       3. SEC USE ONLY

--------------------------------------------------------------------------------
       4. SOURCE OF FUNDS*

          PF
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       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                       ( )

--------------------------------------------------------------------------------
       6. CITIZENSHIP OR PLACE OF ORGANIZATION United

          States of America
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                                     7. SOLE VOTING POWER

                                               3,468,154
             NUMBER OF              --------------------------------------------
              SHARES                 8. SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                                  0
               EACH                 --------------------------------------------
             REPORTING               9. SOLE DISPOSITIVE POWER
              PERSON
               WITH                            3,468,154
                                    --------------------------------------------
                                    10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,468,154
--------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                  [ ]
--------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           5.2%
--------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------


                               (Page 2 of 5 pages)

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of El Capitan Precious Metals, Inc., a Nevada corporation ("El Capitan"). The address of El Capitan's principal executive offices is 14301 North 87th Street, Suite 216, Scottsdale, AZ 85260.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wayne W. Mills. The business address for the reporting person is 1615 Northridge Drive, Medina, MN 55391. Mr. Mills is a private investor.

During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of El Capitan subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;


                               (Page 3 of 5 pages)

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.-b. Wayne W. Mills beneficially owns 3,468,154 shares (which includes a warrant to purchase 325,000 shares held by Blake Advisors, LLC ("Blake"), a limited liability company of which Mr. Mills is the sole member and sole officer. He has sole power to vote all of these shares and sole power of disposition.

According to the Issuer's most recent Annual Report on Form 10-KSB, as of December 31, 2004, the Company had 66,574,953 shares outstanding. Accordingly, based upon this information the Reporting Person is the beneficial owner of 5.2% of the outstanding shares.

c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

         The Reporting Person had the following sales in the past 60 days:

         1/25/05 sold 325,000 shares at $0.475
         2/1/05 sold 105,543 shares at $0.465
         2/3/05 sold 175,000 shares at $0.43

         All of the above were open market transactions.

d.       Not applicable.


                               (Page 4 of 5 pages)

e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2005

                                                 /s/ Wayne W. Mills
                                                 ------------------------------
                                                     Wayne W. Mills



                               (Page 5 of 5 pages)